Independent Accountant's Preparation Report for Fiscal Year 2023

Pickleball Superstore, Inc. Board Members,

We have prepared the accompanying financial statements of Pickleball Superstore, Inc. (a California Corporation), which comprises of the Balance Sheet, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the company's financial data and making inquiries of the Board Members. This preparation is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

The Board Member's Responsibility for the Financial Statements

The Board Members are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the preparation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Pickleball Superstore, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our preparation.

Accountant's Conclusion

Based on our preparation, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

/s/ Alice Kang
Alice Kang, CPA
KZH Business Solutions LLC

February 12, 2024

PICKLEBALL SUPERSTORE, INC.
CONSOLIDATED BALANCE SHEET - 2023

Balance Sheet
As of December 31, 2023

	TOTAL
▾ ASSETS	
▾ Current Assets	
▸ Bank Accounts	$285,999.98
▸ Accounts Receivable	$15,889.99
▸ Other Current Assets	$162,904.11
Total Current Assets	**$464,794.08**
▸ Fixed Assets	$6,298.58
TOTAL ASSETS	**$471,092.66**
▾ LIABILITIES AND EQUITY	
▾ Liabilities	
▾ Current Liabilities	
▸ Accounts Payable	$12,145.10
▸ Credit Cards	$65,657.90
▸ Other Current Liabilities	$4,731.00
Total Current Liabilities	**$82,534.00**
Total Liabilities	**$82,534.00**
▾ Equity	
3000 Common stock	100,390.00
3100 Additional paid in capital	407,280.00
3300 Retained Earnings	63,087.37
Net Income	-182,198.71
Total Equity	**$388,558.66**
TOTAL LIABILITIES AND EQUITY	**$471,092.66**

PICKLEBALL SUPERSTORE, INC.
CONDENSED STATEMENT OF OPERATIONS - 2023

Profit and Loss

January - December 2023

	TOTAL
▼ Income	
4001 Sales	937,792.44
Discounts given	-60,178.62
Shipping Income	12,359.34
Total Income	**$889,973.16**
▸ Cost of Goods Sold	**$604,849.05**
GROSS PROFIT	**$285,124.11**
▸ Expenses	**$467,322.82**
NET OPERATING INCOME	**$ -182,198.71**
NET INCOME	**$ -182,198.71**

PICKLEBALL SUPERSTORE, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY - 2023

	Common Stock ($0.001 Par)		Common Stock ($5 Par)		Common Stock ($10 Par)		Accumulated Surplus	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount		
February 1, 2022 390,000 issued for Founders as signing bonuses	390,000	$390						$ 390
February 16, 2022 20,000 issued for an individual investor as additional paid capital			20,000	$ 100,000				$ 100,000
Januayr 5, 2023 20,000 issued for an individual investor as additional paid capital			20,000	$ 100,000				$ 100,000
April 4, 2023 20,000 issued for Founder operating the company	20,000	$20						$ 20
May 16, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
May 22, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
June 6, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
June 27, 2023 1,000 issued for a strategic alliance			5,000	$ 25,000				$ 25,000
August 5, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
November 21, 2023 25,725 issued for a Reg CF Offering					25,725	$ 257,250		$ 257,250
November 27, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
November 27, 2023 10,000 issued for Founder operating the company	10,000	$10						$ 10
Retained Earnings							$ 63,087	$ 63,087
Net income from inception to December 31, 2023							$ (182,199)	$ (182,199)
Balance at December 31, 2023	**420,000**	**$ 420**	**50,000**	**$ 250,000**	**25,725**	**$ 257,250**	**(119,111)**	**$ 388,559**

PICKLEBALL SUPERSTORE, INC.
CONDENSED STATEMENT OF CASH FLOWS - 2023

Statement of Cash Flows
January - December 2023

	TOTAL
▸ OPERATING ACTIVITIES	$ -147,266.13
▸ INVESTING ACTIVITIES	$ -4,414.26
▸ FINANCING ACTIVITIES	$407,280.00
NET CASH INCREASE FOR PERIOD	$255,599.61
Cash at beginning of period	30,400.37
CASH AT END OF PERIOD	$285,999.98

PICKLEBALL SUPERSTORE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The financial statement presented in this report is of Pickleball Superstore, Inc. The Company maintains its accounting records on accrual basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). This financial statement is presented in United States dollars. The accompanying financial statement has been prepared in accordance with U.S. GAAP. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed herein.

Organization
The Company was incorporated on February 1, 2022, under the laws of the State of California, as Pickleball Superstore, Inc.

Nature of operations
The Company was formed to market and sell pickleball gear, including pickleball paddles, pickleball balls, pickleball bags, pickleball shoes and other pickleball products.

Year-end
The Company's year-end is December 31.

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Going Concern
The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America, and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has an accumulated deficit of -$182,198 as of December 31, 2023 and an ending Cash Balance of $285,999.

Cash and cash equivalents
Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents. Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposits and all highly liquid debt instruments with original maturities of three months or less.

<u>Revenue recognition</u>
The Company recognizes revenue in accordance with generally accepted accounting principles as outlined in the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, which consists of five steps to evaluating contracts with customers for revenue recognition: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

Revenue recognition occurs at the time we satisfy a performance obligation to our customers, when control transfers to customers, provided there are no material remaining performance obligations required of the Company or any matters of customer acceptance. We only record revenue when collectability is probable.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the Company's consolidated balance sheets in accordance with ASC 740, which established financial accounting and reporting standards for the effect of income taxes. The Company must assess the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes that recovery is not likely, the Company must establish a valuation allowance. Changes in the Company's valuation allowance in a period are recorded through the income tax provision on the consolidated statements of operations.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return.

Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Earnings per Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period.

NOTE 2 - SHAREHOLDERS' EQUITY

The Company is authorized to issue 1,000,000 shares of its $0.001 par value Common Stock.

On February 1, 2022, the Company issued 390,000 shares of Common Stock to its Founders as signing bonuses.

On February 16, 2022, the Company received paid-in capital of $100,000 from an individual investor. This investment was for 20,000 shares of Common Stock.

On January 5, 2023, the Company accepted a private investment from an individual investor. This investor committed to a $100,000 total investment commitment to be paid prior to May 31, 2023. $50,000 of that investment was deposited on January 5, 2023. $20,000 of that investment was deposited on March 7, 2023. $20,000 of that deposit was deposited on April 6, 2023. $10,000 of that deposit was deposited on May 5, 2023. This investment was for 20,000 shares of Common Stock.

On April 4, 2023, 20,000 shares of Common Stock were issued to one Founder based on 2022 business operations performance per an Agreement signed on February 1, 2022.

On May 16, 2023, the Company issued 1,000 shares of Common Stock at $5 per share to a strategic business alliance which has the ability to earn 4,000 more shares of Common Stock if performance criteria are successfully achieved. On May 22, 2023, the Company issued 1,000 shares of Common Stock at $5 per share to a strategic business alliance which has the ability to earn 25,000 more shares of Common Stock if performance criteria are successfully achieved. On June 6, 2023, the Company issued 1,000 shares of Common Stock at $5 per share to a strategic business alliance which has the ability to earn 29,000 more shares of Common Stock if performance criteria are successfully achieved. On June 27, 2023, the Company issued 5,000 shares of Common Stock at $5 per share to a strategic business alliance which has the ability to earn 51,000 more shares of Common Stock if performance criteria are successfully achieved.

On July 26, 2023, the Company filed their first Form C for a RegCF Offering. This RegCF Offering was closed on November 21, 2023, raising $246,950 with an associated 25,725 shares of Common Stock issued, including bonus shares per the Offering. Bonus Shares were issued to individuals who invested $2,500 or more in the RegCF Offering. For additional information, view the associated Form C for that RegCF Offering using the following URL: https://www.sec.gov/Archives/edgar/data/1979812/000139390523000291/0001393905-23-000291-index.html

On June 6, 2023, the Company issued 1,000 shares of Common Stock at $10 per share and on November 27, 2023 the Company issued another 1,000 shares of Common Stock at $10 per share to a strategic business alliance to help with marketing assets such as branded videos and other content. The strategic business alliance has the ability to earn up to 500 additional shares of Common Stock at $10 per share for the approved delivery of additional branded videos and other content.

On November 27, 2023, 10,000 shares of Common Stock were issued to one Founder based on 2023 business operations performance per an Agreement signed on February 1, 2022.

NOTE 3 - SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to December 31, 2023, to the date these financial statements were issued, and there were no other material subsequent events to disclose in these financial statements, as noted.